March 2, 2018

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	McDermott International, Inc.

Registration Statement on Form S-4

Filed January 24, 2018

File No. 333-222662

Dear Ms. Long:

Set forth below are responses from McDermott International, Inc. (“McDermott,” “we,” “our,” or “us”) to the comments of the staff of the United States Securities and Exchange Commission, dated February 21, 2018, concerning McDermott’s Registration Statement on Form S-4 filed January 24, 2018, referenced above.

For convenience of reference, we are repeating the comment prior to providing our response. Each comment is set forth in bold-face-type. All pages referred to in the responses set forth below refer to the pages of Amendment No. 1 to the Registration Statement on Form S-4 filed concurrently herewith (the “Amendment”).

Registration Statement on Form S-4

General

Comment 1

We note that McDermott filed its Form 10-K for fiscal year ended December 31, 2017 on February 21, 2018. We also note that CB&I filed its Form 10-K for fiscal year ended December 31, 2017 filed on February 21, 2018. Please note that the Staff will need time to review McDermott’s Form 10-K and CB&I’s Form 10-K and any other information incorporated by reference, and may have additional comments. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of McDermott’s Form 10-K and CB&I’s Form 10-K and any related filings have been resolved.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 2

Response 1

We acknowledge the Staff’s comment.

Comment 2

Section 7.3(c) of the Business Combination Agreement indicates that you intend to file a Schedule TO pursuant to Rule 14d-3. To the extent that the Schedule TO will be incorporating disclosure by reference from the associated Form S-4 filing submitted by McDermott, please confirm that the bidders intend to provide any such disclosures required before requesting effectiveness of the registration statement as distinguished from the date upon which the Schedule TO gets filed. In addition, please confirm that any information incorporated by reference into the Schedule TO will be filed as an exhibit to the Schedule TO. See General Instruction F to Schedule TO.

Response 2

We confirm that the bidders intend to provide disclosures incorporated by reference in the Schedule TO from the Form S-4 before requesting effectiveness of the registration statement and confirm that any information incorporated by reference into the Schedule TO will be filed as an exhibit to the Schedule TO.

Comment 3

In the introductory remarks that will be made in the impending filing of the Schedule TO, please confirm that bidders will explain that a registration statement on Form S-4 has been filed to register the offer of McDermott common stock – as distinguished from registration of the class of McDermott common stock — given that only transactions involving the offer and sale of securities are registered under the Securities Act of 1933.

Response 3

We confirm that the bidders will explain in the Schedule TO that the Form S-4 has been filed only to register the offer of shares of McDermott common stock, as opposed to the class of McDermott common stock.

Comment 4

Numerous references have been made in the Form S-4 as well as the draft tender offer statement filed under the EDGAR header tag SC TO-C to “the offer by McDermott Bidco to exchange...” Please confirm for us, with a view toward revised disclosure, that McDermott International, Inc. will sign the Schedule TO when filed and that disclosure will exist that makes clear McDermott is an Offeror as defined in Instruction K(1) of

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 3

Schedule TO and otherwise is a bidder as defined in Rule 14d-1(g)(2) of Regulation 14D. Alternatively, provide us with a brief legal analysis of any conclusion to the contrary. To the extent McDermott is identified as a bidder, disclosures required by Item 3 of Schedule TO and corresponding Item 1003(b) of Regulation M-A would need to be provided on page ALT-32 as well as any other line items within Schedule TO.

Response 4

We confirm that McDermott International, Inc. will sign the Schedule TO and will revise the cover page of the Schedule TO to clarify that McDermott International, Inc. may be deemed to be an Offeror as defined in Rule 14d-1(g)(2). We will also include the disclosures required by Item 3 of Schedule TO and corresponding Item 1003(b) of Regulation M-A in the Schedule TO. We believe those disclosures are already included on pages ALT-32 through ALT-35 of the Amendment.

Comment 5

Advise us, with a view toward revised disclosure, whether or not McDermott Technology, B.V. should be identified as an underwriter for liability and disclosure purposes in the Form S-4. While we recognize that McDermott Bidco, as defined in your document, was formed solely for the purpose of effecting the combination and has not conducted any material activities other than those incidental to its formation and matters contractually contemplated, it appears as though McDermott Bidco will be making an offer on behalf of an issuer and ultimately intends to be engaged in the distribution of McDermott Common Stock to Chicago Bridge & Iron Company N.V. security holders.

Response 5

We respectfully submit that we do not believe that McDermott Technology, B.V. (“McDermott Bidco”) should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, for the reasons set forth below.

We believe that identifying McDermott Bidco as an underwriter would give more weight to the form of the transaction than the substance. McDermott Bidco will, pursuant to the Business Combination Agreement, deposit with the Exchange Agent shares of McDermott Common Stock (i) deliverable in exchange for shares of CB&I Common Stock tendered in the Exchange Offer and (ii) sufficient to permit the completion of the Liquidation Distribution to the CB&I shareholders through the Exchangeable Note. However, we do not believe that the issuance of McDermott Common Stock to McDermott Bidco should be viewed as a “purchase” of McDermott securities by McDermott Bidco with a view towards distribution. As the Staff notes, McDermott Bidco was formed solely for the purpose of effecting the Combination and has not conducted any material activities other than those incidental to its formation and matters contractually contemplated. The parties determined to structure the transaction with McDermott

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 4

Bidco as the offeror in the Exchange Offer and the settlement of the Exchangeable Note issued by McDermott Bidco in the Liquidation Distribution as a way to effect the transactions in an efficient manner, with the issuance of the McDermott Common Stock to McDermott Bidco as an intermediary step.

Additionally, according to Item 7 of Form S-4, in the event that a person or party is deemed an underwriter of the securities to be offered, the information required by Item 507 of Regulation S-K must be disclosed to the extent that such information is not already furnished in the Form S-4. It is our view that, even in the event that McDermott Bidco were deemed to be an underwriter, all of the information required to be disclosed by Item 7 and Item 507 has already been disclosed in the Registration Statement. We respectfully note that neither Item requires that a party explicitly identify itself as an underwriter. Therefore, we believe that the disclosure requirements of Item 7 and Item 507, were they applicable, have already been satisfied and that McDermott Bidco should not be required to expressly identify itself as an underwriter in the Registration Statement.

Comment 6

Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

Response 6

Substantially concurrently with the filing of the Amendment, counsel for Centerview Partners LLC (“Centerview”) is supplementally and confidentially providing to the Staff under separate cover, pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a copy of the confidential materials provided by Centerview to the CB&I supervisory board of directors and management board of directors and their representatives in support of the delivery of Centerview’s opinion at the December 17, 2017 meeting of the CB&I supervisory board of directors. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Joint Proxy Statement/Prospectus or any amendment thereto.

McDermott has been advised that, in accordance with such rules, counsel for Centerview has requested that these materials be promptly returned following completion of the Staff’s review thereof and that counsel has, by separate letter, requested confidential treatment of such materials pursuant to such rules.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 5

Additionally, substantially concurrently with the filing of the Amendment, counsel for each of Goldman Sachs & Co. LLC and Greenhill & Co., LLC is supplementally and confidentially providing to the Staff under separate cover, pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), copies of the board books and similar materials prepared by Goldman Sachs & Co. LLC or Greenhill & Co., LLC, as applicable, that were shared with the McDermott board of directors and its representatives. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Joint Proxy Statement/Prospectus or any amendment thereto.

McDermott has been advised that, in accordance with such rules, counsel for each of Goldman Sachs & Co. LLC and Greenhill & Co., LLC has requested that these materials be promptly returned following completion of the Staff’s review thereof and that counsel has, by separate letter, requested confidential treatment of such materials pursuant to such rules.

Comment 7

We note that there has been a class action complaint challenging the merger filed in the United States District Court for the Southern District of Texas. Please supplementally provide us with a copy of the complaint. Please revise your disclosure to describe any litigation in connection with the merger.

Response 7

Concurrently with the filing of the Amendment, we are supplementally providing to the Staff copies of each of the complaints that have been filed challenging the Combination. Such information is being provided to the Staff on a supplemental basis only, and is not to be filed with, deemed part of or included in the Joint Proxy Statement/Prospectus or any amendment thereto.

We have included updated disclosure regarding the litigation on pages 18, 31 and 124 of the Amendment.

Comment 8

We note that financial advisors considered expected synergies in formulating their opinions. We further note that the CB&I Board and McDermott Board considered synergies as a factor in recommending the merger. However, for the most part, you do not quantify in context the particular references to synergies. Please revise to quantify your references to synergies.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 6

Response 8

In response to the Staff’s comment, we have amended the disclosure to add further quantification of the synergies on pages 60 and 94 of the Amendment. A quantification of the synergies was also already provided on page 69 of the Amendment.

Prospectus Cover Page

Comment 9

Please disclose that, at the time of the vote, CB&I’s stockholders will not know the exact market value of the shares of McDermott common stock that they will receive upon completion of the business combination.

Response 9

In response to the Staff’s comment, we have added disclosure on the cover page (page iii) of the Amendment.

Questions and Answers, page i

About the CB&I Special General Meeting, page xi

Comment 10

In the first bullet point, please expand your disclosure to state that the Articles Amendment Resolution would remove the supermajority voting requirement for certain transactions when any person, alone or together with a group, holds more than fifteen percent of the outstanding share capital of CB&I.

Response 10

In response to the Staff’s comment, we have expanded the disclosure on the cover page (page ii), pages xi, 8 and 49 of the Amendment.

How does the McDermott Board of Directors recommend that I vote at the McDermott Special Meeting?, page vi

Comment 11

Please briefly discuss the views of the dissenting director.

Response 11

In response to the Staff’s comment, we have added disclosure on page vii of the Amendment.

Interests of Certain Persons in the Combination, page 11

Chicago Bridge & Iron Company N.V., page 12

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 7

Comment 12

Please quantify the benefits that the CB&I directors and executive officers will receive as a result of their interests in the merger. Please also quantify these amounts in your related risk factor.

Response 12

In response to the Staff’s comment, we have added to and amended the disclosure on pages 12 and 28 of the Amendment.

Comparison of Rights of Shareholders, page 18

Comment 13

Please concisely summarize the material differences between the rights of shareholders of McDermott common stock and CB&I common stock. Please include a similar description in your related risk factor on page 33.

Response 13

In response to the Staff’s comment, we have added disclosure on pages 18, 19, 34 and 35 of the Amendment.

Material U.S. Federal Income Tax Consequences of...Reverse Stock Split, page 42

Comment 14

Please revise the statement that the summary of tax consequences of the reverse stock split is for “informational purposes only” as this may imply to shareholders that you are not responsible for the disclosure in this section.

Response 14

In response to the Staff’s comment, we have amended the disclosure on pages 45 and 197 of the Amendment.

Comment 15

We note your disclosure that the McDermott Reverse Stock Split should qualify as a “reorganization” under Section 368 of the Internal Revenue Code. It is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please see Section III.C.4 of Staff Legal Bulletin 19. Please revise and file a tax opinion as an exhibit.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 8

Response 15

In response to the Staff’s comment, we have amended the disclosure on page 45 of the Amendment to provide for a “will” level of opinion rather than the “should” level of opinion. We have filed a tax opinion as Exhibit 8.1 to the Amendment. Given this change, we respectfully submit that risk factor disclosure would not be appropriate.

Background of the Combination, page 56

Comment 16

Please provide a more detailed description of the combination background. While you identify each meeting that occurred and the participants, you cite only the topic discussed but provide no description as to the substance of those discussions of that meeting. Please revise the discussion in this section to describe in sufficient detail the material issues discussed, and the positions taken by those involved in each meeting.

Response 16

In response to the Staff’s comment, we have added to and amended the disclosure on pages 58, 59, 60, 61, 62 and 63 of the Amendment.

Comment 17

We note your disclosure throughout the background section that “financing issues and social issues” were discussed at numerous meetings. Please identify the material financing issues and social issues discussed at each meeting and summarize material decisions made with respect to these issues.

Response 17

In response to the Staff’s comment, we have added to and amended the disclosure on pages 60, 61, 62 and 63 of the Amendment.

Comment 18

We note throughout this section that you reference scale and nature of potential synergies discussed at various meetings. Please revise your disclosure throughout to describe the particular synergies that were discussed at each meeting, including identifying the particular synergies and benefits and quantifying them as appropriate.

Response 18

In response to the Staff’s comment, we have added to and amended the disclosure on pages 60 and 62 of the Amendment.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 9

Comment 19

Please expand your disclosure to include an enhanced discussion of the reasons that led Mr. Spence to initiate contact with Mr. Taff shortly after CB&I retained the Technology Sale Advisor.

Response 19

In response to the Staff’s comment, we have added to and amended the disclosure on page 58 of the Amendment.

Comment 20

Please expand your disclosure to discuss the initial meeting where Mr. Taff discussed the idea with CB&I’s management team of a potential business combination with McDermott International, Inc.

Response 20

In response to the Staff’s comment, we have added to and amended the disclosure on page 58 of the Amendment.

Comment 21

We note your disclosure that CB&I approached one of the bidders in the Technology Sale process about a strategic business combination in lieu of an acquisition solely of the technology business. Please expand your disclosure to describe CB&I Board’s efforts, if any, to seek alternative transactions that did not involve the Technology Sale process and why those transactions were not pursued.

Response 21

In response to the Staff’s comment, we have added to and amended the disclosure on page 62 of the Amendment.

Strategic Considerations, page 67

Comment 22

In the seventh bullet point, please quantify the accretion expected to materialize within the first year after the closing of the business combination.

Response 22

In response to the Staff’s comment, we have amended the disclosure to quantify the expected accretion on page 69 of the Amendment.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 10

Views of Dissenting Director, page 69

Comment 23

Please expand your disclosure to discuss at which meetings Mr. Hanks expressed his views against the adoption and approval of the Business Combination Agreement. In addition, please revise the Background of Combination section as necessary.

Response 23

In response to the Staff’s comment, we have amended the disclosure on page 71 of the Amendment to clarify that Mr. Hanks expressed consistent views at each McDermott board meeting at which the potential combination was discussed.

Opinions of McDermott’s Financial Advisors, page 70

Selected Precedent Transactions, page 79

Comment 24

Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Response 24

In response to the Staff’s comment, we have added the requested disclosure on page 81 of the Amendment.

Precedent Transactions Analysis, page 89

Comment 25

Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Response 25

In response to the Staff’s comment, we note that the chart on page 90 of the Registration Statement on Form S-4 filed January 24, 2018 and included on page 92 of the Amendment already includes the size of the precedent transactions in the column labelled “EV.”

CB&I’s Reasons for the Combination; Recommendation of the CB&I Boards, page 91

Comment 26

Please expand to provide further quantification of the synergies that the CB&I Board considered.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 11

Response 26

In response to the Staff’s comment, we have amended the disclosure on page 94 of the Amendment.

Opinion of CB&I’s Financial Advisor, page 96

Selected Precedent Transactions Analysis, page 101

Comment 27

Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Response 27

In response to the Staff’s comment, we have added to and amended the disclosure on page 103 of the Amendment.

The Combination

Discounted Cash Flow Analysis, page 102

Comment 28

The disclosure on page 105 indicates that in the two years prior to the date of its written opinion, Centerview was engaged to provide certain financial advisory services to CB&I, including strategic advisory services, and Centerview received compensation from CB&I for such services. This description does not provide a narrative and quantitative description of the fees paid or to be paid to Centerview and its affiliates. Please revise the prospectus to provide such disclosures. Refer to Item 1015(b)(4) of Regulation M-A.

Response 28

In response to the Staff’s comment, we have added to and amended the disclosure on page 107 of the Amendment.

The Exchange Offer

The Exchange Offer, page 148

Comment 29

The disclosure on page 148 indicates that “McDermott Bidco is offering to exchange each [ ] share of CB&I Common Stock validly tendered and not properly withdrawn [ ] for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split has occurred prior to the Exchange Offer Effective Time, 0.82407 shares of

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 12

McDermott Common Stock.” Advise us, with a view toward revised disclosure, whether or not a change in the exchange ratio resulting from the McDermott Reverse Stock Split will constitute a material change to the tender offer under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b).

Response 29

We do not believe that the change in the exchange ratio resulting from the Reverse Stock Split would constitute a material change under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b) as there would be no economic impact to CB&I shareholders resulting from the change in the exchange ratio. Under either exchange ratio, each CB&I shareholder would receive the same proportionate equity interest in McDermott and the same economic value per share of CB&I Common Stock.

Determination of Validity, page 153

Comment 30

The disclosure on page 153 indicates that “McDermott Bidco will determine questions as to the validity [ ] and acceptance for exchange of any tender of shares of CB&I Common Stock, in McDermott Bidco’s sole discretion, and its determination will be final and binding.” Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction. In addition, please make a corresponding change to the same language on the following page under the heading, “Withdrawal Rights” and anywhere else necessary in the prospectus.

Response 30

In response to the Staff’s comment, we have amended the disclosure on pages 156 and 157 of the Amendment.

Settlement of the Exchange Offer, page 154

Comment 31

The disclosure on page 154 indicates that McDermott Bidco will accept for exchange and will exchange tendered shares as promptly as practicable following the Exchange Offer Expiration Time. Please revise the disclosure here and throughout the filing to conform to the standard codified within Rule 14e-1(c), which requires that the consideration offered be paid “promptly” after offer expiration.

Response 31

In response to the Staff’s comment, we have amended the disclosure on pages 153, 157, ALT-7 and ALT-11 of the Amendment.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 13

Unaudited Pro Forma Combined Financial Statements, page 163

Comment 32

Please provide a pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period. Refer to Item 1010(b)(2) of Regulation M-A.

Response 32

In response to the Staff’s comment, we have added to and amended the disclosure on page 22 of the Amendment.

Note 1 – Chicago Bridge & Iron Company N.V. (CB&I) Business Combination Agreement, page 167

Comment 33

Please expand your disclosure to include a discussion of the acquisition of CB&I’s Technology business for $2.65 billion. Please include a discussion of your accounting for this transaction within Note 2.

Response 33

In response to the Staff’s comment, we have added to and amended the disclosure on pages 169 and 174 of the Amendment.

Note 2 – Basis of Presentation, page 167

Comment 34

We note your disclosure that you will perform a detailed review of CB&I’s accounting policies that may result in the identification of differences in accounting policies that could have a material impact. Please expand your disclosure to state whether you are currently aware of any significant accounting policy differences. While we understand the analysis to date may not have been as comprehensive as will be required when you complete the business combination, it is unclear how or why your process would not be expected to identify material differences. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures you will perform once the business combination is completed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

Response 34

In response to the Staff’s comment, we have added to and amended the disclosure on page 170 of the Amendment.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 14

Note 3 – Preliminary Purchase Price Allocation, page 168

Comment 35

Please expand your disclosures to disclose the treatment of CB&I’s equity awards for the business combination, including the accounting implications.

Response 35

In response to the Staff’s comment, we have added to and amended the disclosure on page of the Amendment.

Note 4 – Pro Forma Adjustments, page 170

(a) Cash and cash equivalents, page 170

Comment 36

Please disclose the estimated cash payments to be made to the holders of CB&I’s performance share awards and explain why this amount is not reflected in the pro forma balance sheet.

Response 36

In response to the Staff’s comment, we have added to and amended the disclosure on pages 171 and 172 of the Amendment.

(f) Deferred income taxes, page 171

Comment 37

Please provide a more detailed discussion about how the transactions that will occur to complete the business combination results in the elimination of CB&I’s deferred tax assets.

Response 37

In response to the Staff’s comment, we have added to and amended the disclosure on page 174 of the Amendment.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 15

(k) Stockholders’ equity, page 173

Comment 38

Please include the compensation expense related to the compensation payable to CB&I’s named executives in connection with the business combination.

Response 38

In response to the Staff’s comment, we have revised the disclosure in Note 3 and Note 4 to the Unaudited Pro Forma Combined Financial Statements in the Registration Statement to clarify the items discussed below. Please see pages 171 and 175 of the Amendment.

We considered the guidance in Rule 11-01(a)(8) of Regulation S-X in evaluating amounts payable to CB&I named executive officers (“CB&I NEOs”) under the CB&I golden parachute proposal, along with other contingent one-time payments which are deemed to be probable, under the CB&I Change in Control Agreements. Estimated payments under the Change of Control Agreements to CB&I NEOs have been included in the Unaudited Pro Forma Combined Balance Sheet as Combination consideration (“consideration transferred”) to the extent such amounts have been determined to relate to pre-Combination service periods.

We also considered the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-10-55-24 to determine which payments should be accounted for as part of the consideration transferred and which portion should be accounted for as post-Combination compensation expense and to what extent the amounts should be reflected in the pro forma financial information presented. Such payments under the CB&I Change of Control Agreements are comprised of cash for severance payments based on amounts of base salaries, annual incentive bonuses, perquisites and benefits contributions, as well as the acceleration of outstanding equity-based awards.

Cash—Represents one-time cash payments to CB&I NEOs for severance payments based on amounts of base salaries, annual incentive bonuses, perquisites and benefits contributions. Payments to be made upon change of control and termination without cause or resignation with good reason are double-trigger benefits. We determined double-trigger benefits should be reflected as post-Combination compensation expense. Payments deemed to be probable have been included in the Unaudited Pro Forma Combined Balance Sheet as an adjustment to cash and accumulated deficit upon closing of the Combination. No adjustments were made to the Unaudited Pro Forma Combined Balance Sheet for payments not deemed to be probable, as they are not anticipated to be material. No pro forma adjustments to the Unaudited Pro Forma Combined Statements of Operations have been included for these payments, as they were determined to have no continuing impact on McDermott’s combined results of operations.

Equity—Represents payments to CB&I NEOs related to single-trigger and double-trigger equity awards. Single-trigger equity awards consist of performance share awards that will vest upon closing of the Combination and will be settled in cash. These awards have been determined to be a component of consideration transferred in the Unaudited Pro Forma Combined Balance Sheet and have been reflected as an adjustment to cash upon closing of the Combination. No pro forma adjustments to the Unaudited Pro Forma Combined Statements of Operations have been included for these payments as they were determined to have no continuing impact on McDermott’s combined results of operations.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 16

Double-trigger equity awards consist of restricted stock awards granted in February 2018. The vesting of these awards will accelerate upon termination without cause or for good reason. We determined that the settlement of such awards should be reflected as post-Combination compensation expense. The awards deemed to be probable of settlement have been included in the Unaudited Pro Forma Combined Balance Sheet as an adjustment to accumulated deficit and capital in excess of par value upon closing of the Combination. No adjustments were made to the Unaudited Pro Forma Combined Balance Sheet for awards not deemed to be probable of settlement, as they are not anticipated to be material. No pro forma adjustments to the Unaudited Pro Forma Combined Statements of Operations have been included for these payments, as they were determined to have no continuing impact on McDermott’s combined results of operations.

(o) Interest expense, net, page 174

Comment 39

Please disclose the interest rates for each of the new financing used to estimate interest expense, along with the period over which you are amortizing the debt issuance cost.

Response 39

In response to the Staff’s comment, we have added to and amended the disclosure on page 176 of the Amendment.

Comparison of Rights of Shareholders, page 180

Comment 40

Please remove the statements in this section that the disclosure is qualified in its entirety by reference to Panamanian law, Dutch law, the McDermott Articles, the McDermott By-Laws and the CB&I Articles. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

Response 40

In response to the Staff’s comment, we have amended the disclosure on page 180 of the Amendment.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 17

Material Tax Consequences of the Combination, page 197

Comment 41

Please revise the statement that the summary of tax consequences of the combination is for “informational purposes only” as this may imply to shareholders that you are not responsible for the disclosure in this section.

Response 41

In response to the Staff’s comment, we have amended the disclosure on pages 45 and 197 of the Amendment.

Comment 42

Please remove references to “certain” material tax consequences, here and elsewhere throughout the filing. The disclosure and opinion should cover all material tax consequences of the transaction to investors. Please see Staff Legal Bulletin 19, Section III.C.1. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please see Section III.C.4 of Staff Legal Bulletin 19.

Response 42

In response to the Staff’s comment, we have amended page 196 of the Amendment as requested to delete the reference to “certain.” The disclosure is explicit that there is legal uncertainty regarding the characterization of the Combination for U.S. federal income tax purposes and that completion of the Combination is not conditioned on the receipt of an opinion of counsel or an IRS ruling confirming the U.S. federal income tax consequences thereof. Due to this uncertainty, no representation or opinion is provided in the filing with respect to the U.S. federal tax treatment of the Combination. Since no such representation or opinion is provided, and no assurances are given to shareholders that a tax opinion could be obtained at any comfort level (whether at a “should,” “more likely than not” or any other level), we believe there is no requirement to file a related Exhibit 8 tax opinion. We respectfully submit that the Combination is like any other transaction with respect to which no representation as to tax consequences is set forth in the relevant filing (or a transaction that is fully taxable) and with respect to which no Exhibit 8 tax opinion is required to be filed. We have, however, retained the previously provided risk factor disclosure related to the tax treatment of the Combination on page 30 of the Amendment.

Comment 43

Please file the tax opinion as an exhibit.

Response 43

For the reasons stated in the response to Comment 42 above, we believe there is no requirement to file a related Exhibit 8 tax opinion.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 18

Alternative Information for the Exchange Offer Prospectus

Comment 44

Please disclose the number of shares of McDermott common stock that would be required to be issued in order to purchase the maximum amount of securities sought in the offer. Refer to Item 1007(a) of Regulation M-A.

Response 44

In response to the Staff’s comment, we have amended page ALT-1 of the Amendment.

Comment 45

The disclosure on page 159 that McDermott entered into or received commitment letters from certain financial institutions to provide debt financing for the Combination. Please briefly describe any plans or arrangements to finance or repay these loans, or, if no plans or arrangements have been made, so state. Refer to Item 1007(d)(2) of Regulation M-A.

Response 45

In response to the Staff’s comment, we have added disclosure on page 164 of the Amendment.

Comment 46

The bidders’ draft response to Item 10(a) to Schedule TO appears to be a preliminary attempt to incorporate by reference the information required by Items 1010(a)(1), 1010(a)(2) and 1010(a)(3) of Regulation M-A. Information may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule TO. See General Instruction F. The reference to “a copy” in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Response 46

In response to the Staff’s comment, we will include a reference on the exhibit list of the Schedule TO to the annual reports on Form 10-K for the year ended December 31, 2017 for each of McDermott and CB&I.

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 19

About the Exchange Offer

Until what time can the shares of CB&I Common Stock be withdrawn?, page ALT-6

Comment 47

Please revise to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. Please also include clarifying disclosure throughout the prospectus as appropriate given the reference to “irrevocable” tenders.

Response 47

In response to the Staff’s comment, we have amended the disclosure on pages 157, ALT-6, ALT-10 and ALT-11 of the Amendment.

Can the Exchange Offer be extended and, if so, under what circumstances?, page ALT-6

Comment 48

Refer to the three bullet points on pages ALT-6 and ALT-7 and the sentence which states McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date. Please revise the disclosure to remove the implication that the Exchange Offer cannot be extended as required by law, including Rules 14d-4(d)(2) and 14e-1(b).

Response 48

In response to the Staff’s comment, we have amended the disclosure on pages 4, 154, ALT-6 and ALT-11 of the Amendment.

How will CB&I shareholders be notified if the Exchange Offer is extended?, page ALT-7

Comment 49

Please revise to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time, rather than “New York City time,” on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d).

Response 49

In response to the Staff’s comment, we have amended the disclosure on pages 151, 153, ALT-4 and ALT-7 and various other places throughout the Amendment.

Summary

Selected Historical Consolidated Financial Information of McDermott, page ALT-26

Comment 50

To the extent that the financial information required by Item 1010(a) of Regulation M-A is incorporated by reference into the Schedule TO, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding

Pamela A. Long	March 2, 2018
Assistant Director
Office of Manufacturing and Construction	Page 20

Item 1010(a) of Regulation M-A will be printed and delivered to security holders being invited to tender, disclose the pro forma ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, for the two most recent fiscal years and the interim periods provided under Item 1010(a)(2) of Regulation M-A. Refer to Item 1010(c)(4) of Regulation M-A. Please also advise us why the presentation titled “Selected Historical Consolidated Financial Information of McDermott” conforms to the disclosure standards other than those applicable under Item 1010(c) of Regulation M-A. For example, no distinction is drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A.

Response 50

In response to the Staff’s comment, we have amended the disclosure on pages 20, 21, ALT-28, ALT-29 and ALT-30 of the Amendment.

Please call Ted W. Paris or James H. Mayor at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Stuart Spence
Stuart Spence
Executive Vice President and Chief Financial Officer

cc:	Tracey Houser, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Nicholas Panos, Senior Special Counsel

Bryan Hough, Attorney-Advisor

Sergio Chinos, Staff Attorney

Securities and Exchange Commission

John M. Freeman

McDermott International, Inc.

Ted Paris

Baker Botts L.L.P.

Mark Gordon

Wachtell, Lipton, Rosen & Katz

Jenna Levine

Wachtell, Lipton, Rosen & Katz

[Signature Page to Response Letter from

McDermott International, Inc.]